Exhibit 99.1

Borr Drilling Limited - Launch of Subsequent Offering

Hamilton, Bermuda, 13 November 2020

Reference is made to Borr Drilling Limited (“Borr” or the “Company”) (NYSE: “BORR”, OSE: “BDRILL”) stock exchange notices in September 2020 relating to a contemplated subsequent offering in Borr. The board of directors of Borr (the “Board”) has today resolved to launch a conditional subsequent offering consisting of up to 10,000,000 new shares (the “Offer Shares” and the “Subsequent Offering”). The Offer Shares will be listed on Oslo Børs upon delivery.

The subscription price in the Subsequent Offering is US$0.53 per Offer Share which equals the subscription price in the US$27.5 million equity offering completed in September 2020 (the “September Offering”).

The subscription period for the Subsequent Offering starts on Monday 16 November 2020 and will close at 16:30 CET on 23 November 2020.

The Subsequent Offering will be directed towards the Company’s holders of shares, listed on Oslo Børs, as of the end of 22 September 2020 (as registered in the Norwegian Central Securities Depository (“VPS”) on 24 September 2020 (“Record Date”), who are not resident in a jurisdiction where such offering would be unlawful, or for jurisdictions other than Norway which would require any filing, registration or similar action (the "Eligible Shareholders").

Each Eligible Shareholder will receive 0.113 non-tradable subscription rights (“Subscription Rights”) per share listed on Oslo Børs held at the Record Date. The holders of Subscription Rights will be entitled to subscribe for and be allocated one (1) Offer Share for every Subscription Right held. Each Offer Share constitutes a depository receipt, representing the beneficial ownership to one underlying common share in Borr, as Borr’s other instruments listed on Oslo Børs. Over-subscription is permitted.

The Subscription Rights are non-tradable and registered with ISIN BMG 1466R1401. Subscription Rights not used prior to the end of the subscription period will lapse and be of no value. Offer Shares that are not subscribed for by holders of Subscription Rights may be subscribed by other investors, at the Board’s discretion.

Completion of the Subsequent Offering and issuance of the Offer Shares are subject to the Board resolving to complete the Subsequent Offering and allocate the Offer Shares.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Important note
This announcement is not being made in or into Canada, Australia, Japan, Hong Kong or in any other jurisdiction where it would be prohibited by applicable law. This distribution does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States. The shares referred to herein have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration.